Exhibit 99.1
Caesarstone Reports First Quarter 2022 Financial Results

– Record First Quarter Revenue up 16.7% to $170.4 Million; up 18.5% on a Constant Currency Basis –
– Net Income attributable to Controlling Interest of $6.2 Million, or $0.18 Per Share –
– Adjusted EPS of $0.14 –
– Adjusted EBITDA of $15.7 Million –
– Reiterates Full Year 2022 Outlook –

MP MENASHE, Israel – May 11, 2022 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2022.

“We are thrilled to start 2022 with record first quarter revenue, up 18.5% year-over-year on a constant currency basis, led by strong performance in the U.S. and Canada,” commented Yuval Dagim, Caesarstone’s Chief Executive Officer. “Overall, our results for the first quarter were in line with our expectations as we continue to benefit from the healthy demand for our products, successful integration of our acquired businesses, expansion of our digital platforms in several regions, and the focused execution of our multi-material growth strategy. To that point, we are happy with our quartz product launch including 8 new designs in the first quarter and are excited to launch our new porcelain collection during the third quarter, further extending our innovative countertop offerings beyond quartz.”

Mr. Dagim continued, “We are proud of our entire team’s efforts to capture strong global demand for our best-in-class products. We continue to monitor the volatile global supply chain environment and we have taken pricing actions in the first and second quarters of 2022 which are already helping to mitigate rising shipping and raw material costs. Looking to the balance of the year, we believe that our strong brand, cutting-edge multi-material product pipeline, and strategic go-to-market initiatives collectively leave us well situated to deliver on our full year objectives as we advance further towards achieving our long-term goals.”

First Quarter 2022 Results

Revenue in the first quarter of 2022 grew 16.7% to a first quarter record of $170.4 million compared to $146.0 million in the prior year quarter. On a constant currency basis, first quarter revenue was higher by 18.5% year-over-year. Revenue growth was primarily driven by improved demand across the majority of our global footprint, particularly in North America.

Gross margin in the first quarter was 25.3% compared to 29.7% in the prior year quarter. Adjusted gross margin in the first quarter was 25.4% compared to 30.1% in the prior year quarter. The year-over-year reduction in gross margin mainly reflects higher shipping and raw material price increases which were partially offset by favorable product mix and selling price increases.

Operating expenses in the first quarter were $36.2 million, or 21.2% of revenue, compared to $33.3 million, or 22.8% of revenue in the prior year quarter mainly due to lower expense for legal settlements. Excluding legal settlements and loss contingencies, adjusted operating expenses were 21.7% of revenue, compared to 22.3% in the prior year quarter, mainly due to higher revenues.

Operating income in the first quarter was $7.0 million compared to $10.0 million in the prior year quarter. The year-over-year decrease mainly reflects higher operating expenses.

Adjusted EBITDA in the first quarter, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $15.7 million, representing a margin of 9.2%. This compared to adjusted EBITDA of $20.3 million, representing a margin of 13.9%, in the prior year quarter. The year-over-year decrease primarily reflects the lower operating income.

Finance income in the first quarter was $1.3 million compared to $5.3 million in the prior year quarter. The difference was primarily a result of foreign currency exchange rate fluctuations and lower income on derivatives instruments.

Net income attributable to controlling interest for the first quarter was $6.2 million compared to $14.2 million in the prior year quarter. Net income per share for the first quarter was $0.18 compared to net income per share of $0.41 in the prior year quarter. Adjusted diluted net income per share for the first quarter was $0.14 on 34.6 million shares, compared to adjusted diluted net income per share of $0.42 in the prior year quarter on 34.5 million shares.

Balance Sheet & Liquidity

As of March 31, 2022, the Company’s balance sheet remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $64.2 million and total debt to financial institutions of $11.8 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the first quarter of 2022, based on its reported net income attributable to controlling interest for the period.

Outlook

The Company reiterates its expectation for 2022 revenue to be in the range of $710 million to $725 million, implying approximately 11% growth over 2021 at the midpoint, driven by volume and price improvements in its markets. Additionally, the Company reaffirms its expectation for Adjusted EBITDA as a percentage of sales to be similar compared to 2021, primarily attributable to higher sales and selling prices that are anticipated to offset increased costs in connection with raw material inputs, particularly polyester, and shipping.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-451-6152 (domestic) or 1-201-389-0879, (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13729287. The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 11, 2022 and will last through 11:59 p.m. ET on Wednesday, May 18, 2022.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$50,533	$74,315
Short-term available for sale marketable securities	7,559	11,228
Trade receivables, net	94,406	82,815
Other accounts receivable and prepaid expenses	32,314	35,443
Inventories	229,438	204,725

Total current assets	414,250	408,526

LONG-TERM ASSETS:

Severance pay fund	3,882	4,090
Other long-term receivables	3,661	3,832
Deferred tax assets, net	12,578	10,880
Long-term deposits and prepaid expenses	440	449
Operating lease right-of-use assets	148,851	154,652
Long-term available for sale marketable securities	6,105	8,647
Property, plant and equipment, net	216,812	221,150
Goodwill and intangible assets, net	55,203	55,427

Total long-term assets	447,532	459,127

Total assets	$861,782	$867,653

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,180	$12,523
Trade payables	80,797	81,369
Related parties and other loans	1,624	2,276
Short term legal settlements and loss contingencies	21,071	22,592
Accrued expenses and other liabilities	60,932	64,534

Total current liabilities	169,604	183,294

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	12,304	6,240
Legal settlements and loss contingencies long-term	21,147	20,859
Deferred tax liabilities, net	4,811	4,992
Long-term lease liabilities	136,294	143,324
Accrued severance pay	5,256	5,500
Long-term warranty provision	1,286	1,280

Total long-term liabilities	181,098	182,195

REDEEMABLE NON-CONTROLLING INTEREST	8,212	7,869

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	162,316	161,929
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	1,312	(704)
Retained earnings	383,886	377,716

Total equity	502,868	494,295

Total liabilities and equity	$861,782	$867,653

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2022	2021
	(Unaudited)

Revenues	$170,438	$146,032
Cost of revenues	127,266	102,730

Gross profit	43,172	43,302

Operating expenses:
Research and development	904	1,105
Sales and Marketing	23,375	18,276
General and administrative	12,787	13,143
Legal settlements and loss contingencies, net	(876)	740

Total operating expenses	36,190	33,264

Operating income	6,982	10,038
Finance income, net	(1,348)	(5,333)

Income before taxes	8,330	15,371
Taxes on income	1,674	1,529

Net income	$6,656	$13,842

Net loss (income) attributable to non-controlling interest	(428)	348

Net income attributable to controlling interest	$6,228	$14,190
Basic net income per ordinary share (*)	$0.18	$0.41
Diluted net income per ordinary share (*)	$0.18	$0.41
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,474,401	34,439,783
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,561,428	34,489,432

(*) The numerator for the calculation of net income per share for the three months ended March 31, 2022 and 2021, has been decreased by approximately $0.1 and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2022	2021
	(Unaudited)
Cash flows from operating activities:

Net income	$6,656	$13,842
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,200	8,908
Share-based compensation expense	388	567
Accrued severance pay, net	(36)	69
Changes in deferred tax, net	(1,793)	101
Capital (gain) loss	(1)	(2)
Legal settlemnets and loss contingencies, net	(876)	740
Decrease (increase) in trade receivables	(11,143)	179
Decrease (increase) in other accounts receivable and prepaid expenses	4,661	(9,299)
Increase in inventories	(23,982)	(3,344)
Decrease (increase) in trade payables	(1,472)	2,987
Decrease in warranty provision	(60)	(9)
Changes in right of use assets	5,921	2,328
Changes in lease liabilities	(7,450)	(3,968)
Amortization of premium and accretion of discount on marketable securities, net	89	70
Changes in Accrued interest related to Marketable Securities	5	13
Decrease in accrued expenses and other liabilities including related parties	(3,367)	(11,020)

Net cash provided by (used in) operating activities	(23,260)	2,162

Cash flows from investing activities:

Repayment of assumed shareholders loan related to acquisition	-	(1,966)
Purchase of property, plant and equipment	(5,450)	(4,727)
Proceeds from sale of property, plant and equipment	3	4
Maturity of marketable securities	6,001	78
Increase in long term deposits	187	48

Net cash provided by (used in) investing activities	741	(6,563)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,001)	(9,704)
Repayment of a financing leaseback related to Bar-Lev transaction	(333)	(323)

Net cash used in financing activities	(1,334)	(10,027)

Effect of exchange rate differences on cash and cash equivalents	71	-

Decrease in cash and cash equivalents and short-term bank deposits	(23,782)	(14,428)
Cash and cash equivalents and short-term bank deposits at beginning of the period	74,315	114,248

Cash and cash equivalents and short-term bank deposits at end of the period	$50,533	$99,820

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(837)	(158)

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2022	2021
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$43,172	$43,302
Share-based compensation expense (a)	90	105
Amortization of assets related to acquisitions	78	534
Adjusted Gross profit (Non-GAAP)	$43,340	$43,941

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2022	2021
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$6,656	$13,842
Finance income, net	(1,348)	(5,333)
Taxes on income	1,674	1,529
Depreciation and amortization	9,200	8,908
Legal settlements and loss contingencies, net (a)	(876)	740
Share-based compensation expense (b)	388	567

Adjusted EBITDA (Non-GAAP)	$15,694	$20,253

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2022	2021
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$6,228	$14,190
Legal settlements and loss contingencies, net (a)	(876)	740
Amortization of assets related to acquisitions, net of tax	501	826
Share-based compensation expense (b)	388	567
Non cash revaluation of lease liabilities (c)	(1,928)	(1,862)
Total adjustments	(1,915)	271
Less tax on non-tax adjustments (d)	(385)	27
Total adjustments after tax	(1,530)	244

Adjusted net income attributable to controlling interest (Non-GAAP)	$4,698	$14,434
Adjusted diluted EPS (e)	$0.14	$0.42

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three months ended March 31, 2022 and 2021, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three months ended March 31, 2022 and 2021, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,		Three months ended March 31,
U.S. dollars in thousands	2022	2021	YoY % change	YoY % change CCB
	(Unaudited)

USA	$85,237	$70,831	20.3%	20.3%
Canada	23,734	17,779	33.5%	33.5%
Latin America	775	858	(9.7)%	(9.7)%
America's	109,746	89,468	22.7%	22.7%

Australia	25,539	27,172	(6.0)%	0.1%
Asia	9,725	7,777	25.0%	27.8%
APAC	35,264	34,949	0.9%	6.2%

EMEA	15,223	12,718	19.7%	26.4%

Israel	10,205	8,897	14.7%	12.9%

Total Revenues	$170,438	$146,032	16.7%	18.5%